Exhibit 99.2

[GRAPHIC OMITTED]


May 16, 2003

Mr. Frank Meredith
CFO
Harman International Industries, Inc.
8500 Balboa BI.
Northridge, CA  91329

Dear Frank,


I am writing to confirm our mutual understanding with respect to a proposed restructuring of the outstanding debt of Circuit Research Labs, Inc. ("CRLI") held by Harman Acquisition Corp. ("HAC"), a wholly owned subsidiary of Harman International Industries, Inc. ("Harman"). This letter is intended to amend and restate our previous letter relating to the proposed restructuring dated as of April 30, 2003. The principal terms of the proposed restructuring are as follows:

     1. CRLI will issue common stock for cash consideration in an amount equal to $1.5 million prior to May 31, 2003.

     2. CRLI will make a cash principal payment on its outstanding debt owed to HAC in an amount of $1 million prior to May 31, 2003.

     3. HAC will agree to exchange $3.5 million principal amount of the debt owed to HAC by CRLI and CRL Systems, Inc. ("Systems"), and its outstanding warrant to purchase shares of CRLI common stock, for a number of shares of CRLI common stock such that HAC will own 19% of the then-outstanding shares of CRLI common stock on a fully-diluted basis after giving effect to the issuance of equity securities by CRLI referred to in paragraph 1 above.
     The shares of CRLI common stock issued to HAC would be subject to (i) a registration rights agreement with terms similar to the registration rights granted to HAC in the warrant, including multiple demand rights, and (ii) anti-dilution protection for issuances of equity securities following the restructuring.

     4. On May 31, 2003 the unpaid interest shall be added to the total principal due (after receipt of the $1 million in principal and conversion of $3.5 million of debt to equity) of $3,982,000 for a total amount due of $4,687,790.

     5. HAC will agree that the remaining $4,687,790 of debt owed to it by CRLI will be evidenced by a new note that (i) renews and extends (but does not extinguish) the current indebtedness owing to HAC and (ii) reduces the interest rate to a floating rate equal to the prime rate in effect from time to time plus 1.5%, payable monthly in arrears. This debt would continue to be secured on the same terms. Mandatory principal payments would be made as follows, and otherwise as required by the definitive agreements referred to below:


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
Circuit Research Labs, Inc.
Debt Restructure Agreement
Page 2.


Applicable Anniversary of Restructuring        Amount
---------------------------------------        --------------------------
          First                                $  250,000
          Second                               $  250,000
          Third                                $  500,000
          Fourth                               $  500,000
          Fifth                                Remaining Balance Plus any
                                               remaining interest.

     6. In connection with the amendment of the existing debt as contemplated by paragraph 4, HAC will agree to permit CRLI to retain the cash raised by the sale of its common stock as contemplated by paragraph 1, in excess of the payment to HAC as contemplated by paragraph 2.

     7. CRLI and HAC each agree that the foregoing terms of the proposed restructuring do not constitute a legal obligation on either party to complete the proposed restructuring and that the legal obligations of the parties hereto with respect to the proposed restructuring will arise only upon the execution of definitive agreements having such terms as are acceptable to the parties hereto, which terms will include, without limitation, a condition that CRLI complete a capital transaction as contemplated by paragraph 1 within the time period set forth therein. CRLI and HAC also acknowledge and agree that any definitive agreements will be subject to the prior approval to the Boards of Directors of each of CRLI and HAC.

     8. If payment set forth in paragraph 2 is not received prior to May 31, 2003, this letter shall be null and void.

     9. This letter amends and restates the letter, dated as of April 30, 2003, by and among CRLI, Systems and HAC.

Please acknowledge this agreement-in-principle by signing as indicated below.

CIRCUIT RESEARCH LABS, INC.
ORBAN / CRL SYSTEMS, INC.


By: /s/ C. Jayson Brentlinger
    ---------------------------
    C. Jayson Brentlinger
    President, CEO, Chairman


Accepted this date:

HARMAN ACQUISITION CORP.


By: /s/ Frank Meredith
    ----------------------------
    Frank Meredith, Secretary


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